Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF JIADE LIMITED

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 11, 2026

The undersigned shareholder of JIADE Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated March 5, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 9:30 a.m. Eastern Time, on March 11, 2026, 18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road, Jinjiang District, Chengdu City, Sichuan Province, China, with the ability given to shareholders to attend virtually at www.virtualshareholdermeeting.com/JDZG2026, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposal:

1.	The consolidation of the issued and unissued ordinary shares of the Company.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and mail this proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope. Capitalized terms not otherwise defined in these resolutions have the meaning given to them in the Company’s current amended and restated articles of association.

	This Proxy Card must be received not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof.	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL:

It is resolved as an Ordinary Resolution that every 25 issued and unissued Class A ordinary share of a par value of US$0.0001 each in the Company’s share capital, every 25 issued and unissued Class B ordinary shares of a par value of US$0.0001 each in the Company’s share capital, and every 25 issued and unissued preference shares of a par value of US$0.0001 each in the Company’s share capital, be consolidated into one Class A ordinary share of a par value of US$0.0025, one Class B ordinary share of a par value of US$0.0025 and one preference share of a par value of US$0.0025, respectively (each, a “Consolidated Share”), and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the second amended and restated memorandum and articles of association of the Company (the “Share Consolidation”).

		☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share owner signs here	Co-owner signs here

Date: